April 11, 2019

VIA EDGAR

Ms. Jennifer Monick
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Colony Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed March 1, 2019
File No. 001-37980
Dear Ms. Monick:
This letter sets forth the response of Colony Capital, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated April 5, 2019, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the Commission on March 1, 2019.
For your convenience, the Staff’s numbered comments set forth in the comment letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K.

Form 10-K for the year ended December 31, 2018
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
NOI and EBITDA, page 80
1. We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment also applies to your characterization of EBITDA within your earnings release.
The Company acknowledges the Staff’s comment and advises the Staff that it will revise its future periodic filings, earnings releases and supplemental information to ensure that measures calculated differently from EBITDA are not characterized as EBITDA in accordance with Question 103.01 of the May 17, 2016 Compliance and Disclosure Interpretations.
Specifically, the Company will revise its disclosures to replace the references to EBITDA for its hospitality segment with “NOI (before FF&E)” to clarify that the Company is presenting net operating income (“NOI”) before reserves for furniture, fixtures and equipment (“FF&E”) for its hospitality segment.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Business Combinations, page F-15
2. We note your disclosure that no gain or loss is recognized for asset acquisitions unless the fair value of non-cash assets given as consideration differs from the carrying amount of the assets acquired. Please clarify this disclosure for us; in this regard, please address how you determined the carrying amount of the assets acquired in these transactions.
The Company acknowledges the Staff’s comment and advises the Staff that the disclosure on page F-15 “…no gain or loss is recognized for asset acquisitions unless the fair value of non-cash assets given as consideration differs from the carrying amount of the assets acquired” (emphasis added) was to address situations in which the Company may foreclose on a real estate property in full or partial settlement of a purchased credit-impaired loan receivable (“PCI loan”). A PCI loan that is foreclosed is removed from its loan pool at an allocated carrying amount in accordance with ASC 310-30-40-2 and ASC 310-30-35-15, while the foreclosed property acquired is initially recognized at fair value in accordance with ASC 310-40-40-2. This may result in a difference between the carrying amount of the PCI loan and fair value of the foreclosed property acquired, and such difference is recognized through earnings. This is consistent with the Company’s disclosure of its accounting policy for PCI loans on page F-19 and foreclosed properties on page F-17.
The Company advises the Staff that in future periodic filings, the Company will clarify its disclosure by removing the above referenced emphasized disclosure from its accounting policy for asset acquisitions.
* * * * *
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (310) 552-7231.

Sincerely,

/s/ Mark M. Hedstrom
Mark M. Hedstrom
Chief Financial Officer

cc:	Ronald M. Sanders, Colony Capital, Inc.
David W. Bonser, Hogan Lovells US LLP
Abigail C. Smith, Hogan Lovells US LLP